ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 31, 2013	William M. Shields
T +1 617 951 7821
F +1 617 235 0509
william.shields@ropesgray.com

VIA EDGAR

Christina Chalk

Peggy Kim

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Steinway Musical Instruments, Inc. (“Steinway”)

Schedule TO-T, filed July 15, 2013, as amended

Filed by Kohlberg Investors VII, L.P. et al.

File No. 005-46651

Dear Ms. Chalk and Ms. Kim:

On behalf of each of KSTW Acquisition, Inc., a Delaware corporation (“Purchaser”), KSTW Holdings, Inc., a Delaware corporation (“Parent”) and Kohlberg Investors VII, L.P., a Cayman Islands limited partnership (“Sponsor” and, together with Purchaser and Parent, the “Filing Persons”), we are writing in response to our discussion on July 30, 2013, regarding the Filing Persons’ letter, dated July 30, 2013, (the “Response Letter”) responding to the comment letter, dated July 25, 2013 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Filing Persons’ above-referenced Schedule TO-T, filed with the Commission on July 15, 2013 (as amended or supplemented from time to time, the “Schedule TO”). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Offer to Purchase filed with the Commission on July 15, 2013 as Exhibit (a)(1)(A) to the Schedule TO (as amended or supplemented from time to time, the “Offer to Purchase”).

Pursuant to our discussion, in the event that the Debt Financing is not funded into escrow on or before August 14, 2013 and the Filing Persons do not waive the Financing Proceeds Condition on August 14, 2013, the Filing Persons hereby undertake to publicly disclose as promptly as practicable after August 14, 2013, their plans with respect to obtaining the Debt Financing and the implications of the Filing Persons’ failure to waive the Financing Proceeds Condition on August 14, 2013, with respect to Steinway’s rights under the Merger Agreement.

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Please be advised that, in connection with the Comment Letter and the Response Letter, the Filing Persons hereby acknowledge the Staff’s position that (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Filing Persons may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (617) 951-7821.

Sincerely,

/s/ William M. Shields

William M. Shields